CLEARPOOL EXECUTION SERVICES, LLC

(An Indirect Wholly Owned Subsidiary of Bank of Montreal)

Statement of Financial Condition

DECEMBER 31, 2020

(With Report of Independent Registered Public Accounting Firm Thereon)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 69313

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

CLEARPOOL EXECUTION SERVICES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 STATE STREET, 38TH FLOOR
(No. And Street)

NEW YORK	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL COPPINS — 212-605-1602
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

KPMG LLP
(Name - *if individual state last, first, middle name*)

345 PARK AVE	NEW YORK	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BRAD ROTHBAUM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CLEARPOOL EXECUTION SERVICES, LLC, as of DECEMBER 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Brad Rothbaum Digitally signed by Brad Rothbaum
Date: 2021.03.03 15:30:16 -05'00'

Signature

President, Clearpool Execution Services, LLC

Title

Based upon statement from the SEC regarding Requirements for Certain Paper Submission in Light of COVID-19 Concerns issued on June 18, 2020 and difficulties arising from COVID-19, the Firm is making this filing without notarization

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
Clearpool Execution Services, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Clearpool Execution Services, LLC (the Company) as of December 31, 2020, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2020.

New York, New York
February 26, 2021

CLEARPOOL EXECUTION SERVICES, LLC
(AN INDIRECT WHOLLY OWNED SUBSIDIARY OF BANK OF MONTREAL)
Statement of Financial Condition
DECEMBER 31, 2020

Assets		
Cash	$	26,068,198
Accounts receivable from clearing broker-dealers		7,318,595
Accounts receivable, net of allowance for doubtful accounts of $23,529		8,683,476
Due from related party (see note 6)		205,432
Rebate receivable		26,273
Other assets		64,184
Total Assets	**$**	**42,366,158**
Liabilities		
Due to related party (see note 6)	$	4,179,464
Accounts payable and accrued expenses (see note 5)		3,566,030
Total Liabilities	$	7,745,494
Stockholder's Equity		
Additional paid-in-capital	$	21,047,732
Retained earnings		13,572,932
Total Stockholder's Equity	$	34,620,664
Total Liabilities and Stockholder's Equity	**$**	**42,366,158**

The accompanying notes are an integral part of this financial statement.

1. ORGANIZATION AND NATURE OF BUSINESS

Clearpool Execution Services, LLC (the “Company”) operates as a broker-dealer registered with the Securities and Exchange Commission (“SEC”) and is a member of the Financial Industry Regulatory Authority (“FINRA”), and the Securities Investor Protection Corporation ("SIPC"). The Company is a limited liability company under the laws of the State of New York. On April 6, 2020, BMO Financial Corp. ("BFC"), completed the acquisition of the business of Clearpool Group, Inc. which was the former parent of the Company. BFC is organized under the laws of Delaware and is a wholly owned subsidiary of Bank of Montreal ("BMO"), a Canadian company.

The Company engages in securities business on behalf of its clients, including execution, order routing and riskless principal transactions. The Company has entered into clearing agreements with broker/dealers (the “Clearing Brokers”) that provide for the securities transactions to be cleared and carried through the Clearing Brokers on a fully-disclosed basis.

On March 11, 2020, the World Health Organization declared the COVID-19 outbreak a global pandemic. While COVID-19 has not materially impacted the Company’s financial results, it continues to impact the markets in which the Company operates. Governments around the world imposed a number of measures designed to contain the outbreak, including business closures, travel restrictions, quarantines and cancellations of gatherings and events. Although the U.S. Federal Reserve has taken a number of actions to mitigate the impact of COVID-19 on U.S. markets and institutions, including decreasing interest rates and implementing a variety of emergency stimulus measures, these actions may not succeed or have the intended effect. This crisis or other public health crises may also exacerbate other pre-existing political, social, economic, market and financial risks. The duration of the COVID-19 outbreak and its effects cannot be determined with certainty. The foregoing could result in significant market volatility, exchange trading suspensions and closures, declines in global financial markets, higher default rates and a substantial economic downturn or recession. While the economic impacts related to COVID-19 have not negatively affected the Company, given the uncertainty that remains, it could impact the Company’s future performance and operations.

2. SIGNIFICANT ACCOUNTING POLICIES

A. Basis of Presentation

The financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The Company has applied FASB ASC Topic 740, Income Taxes from the period of April 7, 2020 to December 31, 2020. Refer to note 7 for additional disclosure.

B. Use of Estimates

The preparation of these financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

C. Cash and Cash Equivalents

Cash and cash equivalents include funds held in the Company’s bank accounts for firm operating activities and overnight cash deposits. Restricted cash is cash that is considered legally restricted as to withdrawal or usage. The Company has not identified any restricted cash at December 31, 2020.

D. Income Taxes

For the pre-acquisition period (January 1, 2020 to April 6, 2020), the Company was a wholly owned, disregarded entity of Clearpool Group, Inc., a corporation. As such, the tax obligations of the Company during the pre-acquisition period were passed through to its owner and the Company was not required to record

income taxes in its financial statements. For the post acquisition period (April 7, 2020 to December 31, 2020), the Company is subject to a tax sharing agreement with its Parent. As such, the Company recorded provisions for income taxes as if it were a separate company. As a result, the income tax amounts reflected in the financial statements of the Company are related to the post-acquisition period.

FASB ASC Topic 740, "Income Taxes", establishes financial accounting and reporting standards for the effect of income taxes. The objectives of accounting for income taxes are to recognize the amount of income taxes payable or refundable for the current year and deferred income tax assets and liabilities for future income tax consequences of events that have been recognized in an entity's financial statements or income tax returns. Judgment is required in assessing the future income tax consequences of events that have been recognized in the Company's financial statements or tax returns.

Fluctuations in the actual outcome of these future income tax consequences could impact the Company's financial position or the Company's results of operations.

Deferred income tax assets and liabilities, as determined by the temporary differences between financial reporting and income tax bases of assets and liabilities, are computed using currently enacted income tax rates and laws.

The Company's post-acquisition Federal taxable income will be included in a consolidated Federal income tax return with the Parent and its eligible subsidiaries (the “consolidated group”). The Company will be included with other affiliates in combined state income tax returns in certain states (the “combined group”). The Company is party to an income tax sharing agreement with its Parent, under which the Company records its provision for income taxes as if it were a separate company and shall receive payment from or make payment to members of the consolidated and combined groups based upon its current tax benefit or liability.

Under ASC 740, the Company evaluates tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by applicable tax authority based upon technical merits of the position. Tax benefits from tax positions no longer deemed to meet the "more-likely-than-not" threshold are derecognized in the year of determination.

E. Exchange Memberships

Represent ownership interests in exchanges and provide the Company with the right to conduct business on the exchanges, are included in other assets and are carried at cost, or if an other than temporary impairment in value has occurred, at a value that is net of estimated impairment.

F. Concentration of Credit Risk

The Company maintains cash balances in excess of insured limits and with clearing brokers that are not federally insured. Collateral is not required on accounts receivable and management believes its credit policies are prudent and reflect normal industry terms and business risk. Accounts receivable from clearing broker-dealers are subject to strict capital requirements. It is anticipated that in the event of a default on accounts receivable, normal collection procedures would be followed.

G. Recently Adopted Accounting Standards

The FASB issued ASU 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” in June 2016, which was subsequently clarified by the issuance of additional related ASUs, including 2018-19, “Codification Improvements to Topic 326, Financial Instruments - Credit Losses” in November 2018, 2019-04, “Codification Improvements to Topic 326, Financial Instruments - Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments” in April 2019, 2019-05, “Financial Instruments - Credit Losses - Targeted Transition Relief” in May 2019, and 2019-10, “Financial Instruments - Credit Losses (Topic 326) - Mandatory Effective Dates” in November 2019. These ASUs require an entity to present financial assets measured at amortized cost at the net amount expected to be collected, by recognizing an allowance that represents an entity’s current estimate of expected credit losses. An entity

must consider current events and reasonable and supportable forecasts when estimating expected credit losses. The Company adopted these ASUs as of January 1, 2020. The adoption did not have an impact on the Company's financial position or results of operations.

3. ACCOUNTS RECEIVABLE

Accounts receivable are related commission and connectivity fees, which are billed monthly and are stated net of an allowance for doubtful accounts. The Company establishes an allowance for doubtful accounts based upon management's periodic evaluation of the collectability of outstanding accounts on an account-by-account basis. The Company had an unaffiliated client with 8.89% of outstanding accounts receivable as of December 31, 2020.

4. ACCOUNTS RECEIVABLE FROM CLEARING BROKER-DEALERS

Accounts receivable from clearing broker-dealers on December 31, 2020 was $7,318,595. The Company clears its client transactions through third-party clearing broker-dealers on a fully disclosed basis.

Receivable from clearing broker -dealers:	**Amount**
Clearing deposits	$ 850,104
Operating accounts	5,345,168
Trading accounts (average price, error account, etc.)	1,123,323
Total receivable from clearing broker-dealers	$ 7,318,595

5. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consists of ($586,700) of a netted payable to BofA Securities, Inc. (BofA) along with payables to vendors, $4,152,730 of accrued expenses.

6. RELATED PARTY TRANSACTIONS

At December 31, 2020, the Company had intercompany payables and receivables with BFC and its affiliates. As of December 31, 2020, the Company had a payable to BFC and its affiliates for $4,179,464, comprised of a payable to BFC for $3,286,692, a payable to BMO Capital Markets Corp. “BMO CMC” for $892,772, and a receivable from BMO Nesbitt Burns, Inc. “BMO NBI” for $205,432.

7. INCOME TAXES

The tax effects of temporary differences that give rise to significant portions of the net deferred tax assets included in other assets at December 31, 2020 are presented below:

Deferred tax assets:	
Bad Debts	$6,238
Total deferred tax assets	$6,238
Deferred tax liabilities:	
	0
Total deferred tax liabilities	0
Net deferred tax assets	$6,238

No valuation allowance exists at December 31, 2020 to offset any portion of the Company's deferred tax assets. Based upon available tax planning strategies and expectations as to future taxable income, Management believes that the realization of the deferred tax assets is more likely than not at December 31, 2020.

The Company joins in filing a consolidated Federal income tax return as well as combined state tax returns in certain states with its parent, BFC, for the post-acquisition period. At December 31, 2020, the Company has an outstanding payable to BFC of $3,286,690 related to income taxes recorded in the Statement of Financial Condition.

As of December 31, 2020, no audits are currently in process that would have a material impact on the Company's effective tax rate.

The Company is no longer subject to federal, state or local tax audits for the years prior to 2017.

8. CONTINGENCIES

In the ordinary course of business, the Company may be subject to regulatory inquiries or proceedings primarily in connection with its activities as a securities broker-dealer.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $250,000 pursuant to the alternative method of calculating net capital. On December 31, 2020, the Company had net capital of $25,658,486 which was $25,408,486 in excess of its required net capital of $250,000.

10. SUBSEQUENT EVENTS

Management has evaluated all subsequent events for the Company from December 31, 2020 through February 26, 2021 and has concluded there are no events identified that require financial statement recognition or disclosure.